Filed Pursuant to Rule 433

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

Dated June 16, 2020 and the

Prospectus Dated June 12, 2020

Registration Statement No. 333-239115

Pricing Term Sheet

PERRIGO FINANCE UNLIMITED COMPANY

Pricing Term Sheet

June 16, 2020

Issuer:	Perrigo Finance Unlimited Company

Guarantor:	Perrigo Company plc

Ratings*:	Baa3 (stable) by Moody’s Investors Service, Inc. BBB- (stable) by Standard & Poor’s Ratings Services

Security:	3.150% Senior Notes due 2030 (the “Notes”)

Principal Amount:	$750,000,000

Trade Date:	June 16, 2020

Expected Settlement Date (T+3**):	June 19, 2020

Maturity Date:	June 15, 2030

Interest Payment Dates:	Interest on each series of notes is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2020

Coupon:	3.150%

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Interest Rate Adjustment Based on Certain Rating Events” in the Preliminary Prospectus Supplement dated June 16, 2020.

Issue Price:	99.170% of the principal amount

Yield to Maturity:	3.248%

Benchmark Treasury:	0.625% due May 15, 2030

Spread to Benchmark Treasury:	250 bps

Benchmark Treasury Price and Yield:	98-26+ and 0.748%

Optional Redemption:	Adjusted Treasury Rate plus 40 bps
In addition, the Issuer may redeem all or part of the Notes on or after March 15, 2030 (three months prior to the maturity date), at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, to, but excluding, the redemption date.

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	71429M AC9 / US71429MAC91

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** The Issuer expects that delivery of the Notes will be made against payment therefore on or about the closing date which will be on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to June 19, 2020 will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication does not constitute an offer to sell the notes and is not a solicitation of an offer to buy the notes in any jurisdiction where the offer or sale is prohibited, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.